Exhibit 3.1

Amendment to the Amended and Restated Bylaws of P. H. Glatfelter Company

Section 2.1 NUMBER AND TERM. The Board of Directors shall consist of nine persons, comprised of one class each serving a term of one year; provided that this By-Law shall not affect the unexpired terms of directors elected prior to the 2009 annual meeting of shareholders of the Company.